03 MAR 19 AM 7:21

AVMIN

82-4579

ANGLOVAAL MINING

AVMIN

03007753

SUPPL

PROCESSED

APR 01 2003

THOMSON FINANCIAL

HIGHLIGHTS

Good contributions from Assmang and Nkomati

Avgold's Target mine production included for the full six months

Chambishi's furnace now operating at full capacity

ETC sold by Avgold for R300 million in February 2003

AVMIN

ANGLOVAAL MINING LIMITED | Interim Results

for the period ended 31 December 2002

2003/3/31



Anglovaal Mining Limited
(Reg. No. 1933/004580/06)
(Incorporated in the Republic of South Africa)
("Avmin" or "the Company")

Assmang Dwarsrivier chrome mine:
Opencast mining activities

Financial summary and statistics	1
Commentary	2
Group balance sheet	7
Group income statement	8
Group cash flow statement	9
Statement of changes in equity	10
Notes to the financial statements	11
US$ reporting	15
US$ Group balance sheet	15
US$ Group income statement	16
US$ Group cash flow statement	17
US$ Statement of changes in equity	18
Directors and administration	20

FORWARD LOOKING STATEMENT

Certain statements included in this report constitute "forward looking statements". Such statements involve known and unknown risks, uncertainties and other factors that may cause the results, performances, objectives or achievements of Anglovaal Mining Limited and its subsidiary or associated companies to be materially different from future results, performances, objectives or achievements expressed or implied by these forward looking statements. Anglovaal Mining Limited is subject to the effect of changes in the minerals and metals commodity prices, currency fluctuations and the risks involved in mining operations.

Financial summary and statistics

			Unaudited Half-year ended 31 December 2002 Rm	Unaudited Half-year ended 31 December 2001 Rm	Audited Year ended 30 June 2002 Rm
BALANCE SHEET					
Total assets			**8 990**	8 332	8 786
Total interest bearing borrowings			**2 669**	2 883	2 696
Shareholders' equity			**4 924**	4 146	4 591
INCOME STATEMENT					
Revenue			**2 340**	1 663	4 047
Earnings			**118**	(1 125)	(866)
Headline earnings			**105**	31	204
Basic earnings per share		(cents)	**106**	(1 017)	(780)
Headline earnings per share		(cents)	**94**	28	184
CASH FLOW STATEMENT					
Cash generated from operations			**198**	160	619
Cash and cash equivalents			**905**	472	779
Cash generated from operations per share		(cents)	**177**	145	558
JSE SECURITIES EXCHANGE SOUTH AFRICA PERFORMANCE					
Ordinary shares					
– high		(cents)	**4 225**	4 280	4 280
– low		(cents)	**3 550**	3 200	3 100
– period end		(cents)	**3 950**	4 080	3 701
Volume of shares traded		(thousands)	**10 892**	11 104	51 524
Number of ordinary shares in issue		(thousands)	**112 225**	111 159	111 444
FINANCIAL STATISTICS	**Definition**				
Effective taxation rate	1	(per cent)	**38**	–	–
Interest cover	2	(times)	**3,88**	3,38	5,34
Debt: equity ratio	3		**0,36**	0,58	0,42
Net asset value per share (cents)	4	(cents)	**2 486**	2 062	2 337
Market capitalisation (R million)	5	(R Million)	**4 433**	4 535	4 125

Definitions

1. **Effective taxation rate (per cent)**
   Taxation charge per income statement less Secondary Tax on Companies divided by profit before taxation.
2. **Interest cover (times)**
   Profit before exceptional items, finance costs and taxation divided by finance costs.
3. **Debt: equity ratio**
   Total debt divided by total equity. Total debt comprises long-term borrowings, overdrafts and short-term borrowings less cash and cash equivalents.
   Total equity comprises total shareholders' interest.
4. **Net asset value per share (cents)**
   Ordinary shareholders' interest in capital and reserves divided by number of shares in issue.
5. **Market capitalisation (R million)**
   Number of ordinary shares in issue multiplied by market value of shares at reporting date.

COMMENTARY

GROUP RESULTS

Avmin's revenue and headline earnings increased at the rates of 41 per cent and 239 per cent to R2,34 billion (R1,66 billion) and R105 million (R31 million), respectively, for the six months ended 31 December 2002 compared to the 2001 comparative period. Headline earnings per share were 94 cents (28 cents). Assmang Limited (Assmang) and Nkomati nickel mine (Nkomati) continued to perform satisfactorily. Increased contributions were received from Avgold Limited (Avgold) and losses have been contained at Chambishi Metals plc (Chambishi). A major determinant of the Group's financial performance was the stengthening of the rand/US dollar exchange rate during the period under review. This has adversely affected rand revenue of US dollar priced products and generated exchange gains on borrowings denoted in US dollars.

Avgold's results showed an improvement as Target attained full production, while ETC also performed well. Avgold benefited from an exchange gain on the US$35 million of borrowings following the strengthening of the rand/US dollar exchange rate. Avgold concluded an agreement to sell its ETC assets for R300 million to a consortium that includes a significant Black Economic Empowerment component.

The Chambishi cobalt/copper operation in Zambia is now running at planned production levels following the commissioning of the redesigned furnace. The low cobalt price caused Chambishi to incur a loss during the period. There has been an increase in the cobalt price in 2003.

Two Rivers Platinum (Proprietary) Limited (Two Rivers) signed a memorandum of understanding with a Black Economic Empowerment consortium to acquire up to 25 per cent of Two Rivers. The consortium is to be managed by TISO Capital (Proprietary) Limited, The Two Rivers and TISO consortium shareholders' agreement will, when fully implemented, result in Avmin holding 41,3 per cent of the venture, with Impala Platinum Holdings Limited (Implats) holding 33,7 per cent and the TISO consortium 25 per cent. Avmin and Implats will combine their interests into a new holding structure managed by Avmin with 75 per cent of the project's equity.

Total capital expenditure for the period amounted to R257 million, expended as follows: precious metals – R74 million; ferrous metals – R140 million; cobalt/copper – R25 million; and nickel – R17 million.

The Group's debt-to-equity ratio showed a significant improvement, falling to 36 per cent (58 per cent), and similarly net borrowings (borrowings less deposits and cash) declined 27 per cent to R1,8 billion (R2,4 billion) as a result of the strengthening of the rand/US dollar exchange rate.

SAFETY

Three employees tragically lost their lives in two separate accidents at the Black Rock and Beeshoek mines during December 2002. The Board very much regrets these deaths and extends its condolences to the bereaved families and friends.

All operations showed a decrease in reportable incidents compared to the previous quarter. Target achieved one million fatality free shifts in November 2002.



Assmang's chrome division's new 54 MVA furnace and 350 000 tons a year pelletising plant.

Commentary (continued)

FERROUS METALS

Avmin's 50,3 per cent held manganese, chrome and iron ore producer, **Assmang**, reported a 14 per cent increase in headline earnings to R138 million (R121 million). The increase in earnings was mainly attributable to increased sales volumes for all products and higher prices received for manganese alloys in both US dollar and rand terms.

Sales Volume Six months to:	31 December 2002	31 December 2001	% Change
Manganese ore (tons)*	409 000	382 000	7,1
Iron ore (tons)	2 259 000	2 149 000	5,1
Ferro-manganese (tons)	96 900	85 400	13,5
Ferro-chrome (tons)	103 600	88 900	16,5

*excludes intra group sales

Capital expenditure to maintain and improve operations during the period under review amounted to R140 million (R186 million) and was spent mainly on:

- The development of the Nchwaning III shaft complex: This project is scheduled for completion by 31 December 2003. Problems associated, *inter alia,* with ground conditions and the commissioning of the 2,2 km long decline conveyor have caused the final estimated cost to completion to increase by R68 million to R585 million. This complex will have a life in excess of 20 years and will supply the total estimated sales requirement for high-grade manganese ore.

- The chrome division's new 54 MVA furnace and 350 000 tons per annum pelletising plant. These have experienced some technical problems, which delayed the attainment of sustained planned production levels. These problems have been addressed and full production is expected to be reached during the March 2003 quarter.

NICKEL

The **Nkomati** nickel mine, 75 per cent owned by Avmin, posted a lower profit before taxation of R105 million (R109 million) mainly as a result of the firmer rand/US dollar exchange rate. However, Nkomati's results reflect a good operating performance. Total ore treated increased to 137 000 tons (135 000 tons), producing 28 900 tons (23 700 tons) of concentrates with average grades of 10,2 per cent (9,3 per cent) for nickel and 6,5 per cent (6,8 per cent) for copper. The grade of the nickel feed was above two per cent.

Sales achieved were higher at 2 620 tons (1 880 tons) of nickel, 1 670 tons (1 380 tons) of copper, 33 tons (26 tons) of cobalt and 19 040 ounces (16 940 ounces) of Platinum Group Metals (PGMs). Despite the rand's gains against the US dollar the mine remains cost competitive with a nickel production cost, net of by-product credits, of US$0,50/lb, while the average nickel price over the period amounted to US$3,16/lb (US$2,40/lb).

Commentary (continued)

The Nkomati expansion project's feasibility study has been concluded and regulatory issues pertaining to environmental and mining authorisations are being progressed. In addition to the current feasibility study, which envisages nickel production to increase to some 16 000 tons, various alternatives are being considered to ensure the optimal return on investment.

COBALT/COPPER

Chambishi, owned 90 per cent by Avmin, continued to address and resolve the issues affecting production at the plant, resulting in the plant processing a total of 76 900 tonnes (64 500 tonnes) of slag during the period. Cobalt production increased 43 per cent to 2 200 tons during the period, of which 1 300 tons (300 tons) were for Chambishi's own account. Some 5 300 tons (6 400 tons) of copper were produced, of which 610 tons (240 tons) were from Chambishi's own metal. The average cobalt price received during the period was significantly lower than the previous period at US$6,22/lb (US$8,00 lb). The lower realised cobalt price and the reduced output resulting from the refurbishment of the furnace in August/September 2002 adversely impacted on Chambishi's results. Chambishi reported an operating loss attributable to Avmin of R61 million (R82 million loss).

Chambishi continues to discuss with the Government of the Republic of Zambia (GRZ) the full implementation of the development agreement signed in 1998. The GRZ has undertaken to implement the development agreement and apply equal fiscal treatment and lower tariff arrangements to the mining industry.

Chambishi continues to seek a partner to share risk at Chambishi. Any transaction may affect the carrying value of the Chambishi investment.

PRECIOUS METALS

Avmin's 56 per cent held gold producer, **Avgold**, increased revenue to R502 million (R128 million) following Target's commissioning on 1 May 2002. The results for the previous period excludes Target and therefore are not comparable. Costs and expenses amounted to R453 million (R114 million). Operating profit increased to R50 million (R14 million). Headline earnings increased to R79 million (R15 million), largely as a result of an unrealised exchange gain of R52 million on the US$35 million borrowing following the strengthening of the rand. The gain helped to offset the effects of the rand selling price, which reduced to R83 488/kg (R89 133/kg), or US$299/oz (US$306/oz) as a result of the hedges put in place when the funding for Target was arranged. Capital expenditure declined significantly to R58 million from R369 million.

The mark-to-market value of Avgold's hedge book as at 31 December 2002 was a negative R485 million – significantly lower than 31 December 2001's negative R1 036 million – as a result of the strengthening of the rand/US dollar exchange rate and delivery into the hedge book.

Ore milled at ETC declined to 162 700 tonnes (169 800 tonnes); gold sold increased to 1 486 kg (1 438 kg) as a result of the grade improving to 9,13g/t (8,47g/t). Cash costs increased to R71 097/kg (R68 140/kg), but declined in dollar terms to US$218/oz (US$233/oz).

Commentary (continued)

Ore milled at Target amounted to 576 400 tonnes, while gold sold was 4 524 kg. The yield was 7,85g/t, while the cash cost was R53 634/kg, or US$165/oz. Capital expenditure totalled R47 million (R346 million).

Target's Life of Mine plan was updated during the period, resulting in an increased life of 18 years, compared to the previous 13 years.

Exploration work continued in the northern Free State in the **Paradise** area, immediately north of the Target mine. Pre-feasibility work on a mine design using the updated geological model and the latest mineral resource estimate is underway and is expected to be presented to Avgold's Board by 30 June 2003.

A detailed feasibility study on **Two Rivers** has been completed. The study suggests that the sinking of a decline shaft is the best option to access the ore body and that mechanised mining would allow the mine to attain full production within two years after the completion of the shaft. A concentrator would be erected on site and the concentrates sold to Impala Refining Services. Implats will undertake marketing of the PGMs, while the marketing of the base metals contained in the concentrate will be conducted by Avmin.

PROSPECTS FOR THE FINANCIAL YEAR 2003

The stabilisation of the Chambishi operation and Target's contribution to Avgold's earnings for the entire 2003 financial year are expected to improve Avmin's headline earnings for the year as a whole compared to the 2002 financial year. The rand/US dollar exchange rate will remain a key determinant in Avmin's financial performance for the year to 30 June 2003.

RESIGNATIONS OF DIRECTORS

Roy Oron and Nir Livnat resigned as non-executive directors on 24 October and 9 December 2002 respectively.

For and on behalf of the Board:

RP Menell
Chairman

DN Murray
Chief executive officer

Johannesburg
28 February 2003

Group balance sheet

	Unaudited Half-year ended 31 December		Audited Year ended 30 June
	2002	2001	2002
	Rm	Rm	Rm
ASSETS			
Non-current assets			
Tangible assets	**5 627**	5 520	5 686
Intangible assets	**7**	8	7
Deferred tax assets	**38**	39	38
Environmental rehabilitation trust funds	**64**	59	64
Investments	**215**	104	176
	5 951	5 730	5 971
Current assets			
Inventories	**1 148**	867	976
Trade and other receivables	**986**	1 263	1 060
Deposits and cash	**905**	472	779
	3 039	2 602	2 815
Total assets	**8 990**	8 332	8 786
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital	**6**	6	6
Share premium	**69**	59	62
Non-distributable reserves	**184**	85	110
Distributable reserves	**2 531**	2 142	2 401
Shareholders' interest in capital and reserves	**2 790**	2 292	2 579
Minority interest	**2 134**	1 854	2 012
Total shareholders' interest	**4 924**	4 146	4 591
Non-current liabilities			
Long-term borrowings – interest bearing	**1 367**	1 478	1 181
Deferred tax liabilities	**524**	369	493
Long-term provisions	**219**	212	215
	2 110	2 059	1 889
Current liabilities			
Trade and other payables	**523**	591	637
Provisions	**60**	63	62
Taxation	**68**	68	45
Derivative instruments	**3**	–	47
Overdrafts and short-term borrowings	**1 302**	1 405	1 515
	1 956	2 127	2 306
Total equity and liabilities	**8 990**	8 332	8 786

Group income statement

		Unaudited Half-year ended 31 December 2002 Rm	2001 Rm	Increase/ (Decrease) %	Audited Year ended 30 June 2002 Rm
Revenue		**2 340**	1 663	41	4 047
Cost of sales		**1 828**	1 271	44	2 985
Gross profit		**512**	392	31	1 062
Other operating income		**234**	153	53	215
Other operating expenses		**354**	322	10	478
Profit from operations		**392**	223	76	799
Interest received		**47**	27	74	55
Finance costs		**113**	74	53	160
Profit before taxation and exceptional items		**326**	176	85	694
Exceptional items		**13**	(1 157)		(1 084)
Profit/(loss) before taxation		**339**	(981)	135	(390)
Taxation		**128**	134	(4)	313
Profit/(loss) after taxation		**211**	(1 115)	119	(703)
Minority interest		**93**	10	830	163
Earnings		**118**	(1 125)		(866)
Headline earnings		**105**	31	239	204
Basic earnings per share	(cents)	**106**	(1 017)		(780)
Headline earnings per share	(cents)	**94**	28		184
Fully diluted earnings per share	(cents)	**104**	(1 002)		(771)
Fully diluted headline earnings per share	(cents)	**93**	28		182
Number of shares in issue at end of period	(thousands)	**112 225**	111 159		111 444
Weighted average number of shares in issue	(thousands)	**111 783**	110 661		110 977
Weighted average number of shares used in calculating fully diluted earnings per share	(thousands)	**113 303**	112 246		112 367

Group cash flow statement

	Unaudited Half-year ended 31 December 2002 Rm	Unaudited Half-year ended 31 December 2001 Rm	Audited Year ended 30 June 2002 Rm
CASH FLOW FROM OPERATING ACTIVITIES			
Cash receipts from customers	**2 399**	1 651	3 823
Cash paid to suppliers and employees	**2 201**	1 491	3 204
Cash generated from operations	**198**	160	619
Interest received	**46**	25	55
Interest paid	**(113)**	(74)	(160)
Dividends received	**1**	1	2
Dividends paid to minorities	**(12)**	(9)	(23)
Taxation paid	**(78)**	(116)	(197)
Net cash inflow/(outflow) from operating activities	**42**	(13)	296
CASH FLOW FROM INVESTING ACTIVITIES			
Additions to fixed assets to maintain operations	**(199)**	(144)	(122)
Additions to fixed assets to expand operations	**(58)**	(599)	(1 101)
Proceeds on disposal of investments	13	713	1 013
Proceeds on dilution of interest in investments in subsidiaries	–	–	139
Net cash outflow from investing activities	**(244)**	(30)	(71)
CASH FLOW FROM FINANCING ACTIVITIES			
Funding received from shareholders	**7**	3	6
Funding received from minority shareholders	**8**	248	264
Long-term borrowings raised	**348**	312	314
Long-term borrowings repaid	**(62)**	–	(153)
Increase/(decrease) in short-term borrowings	**27**	(487)	(316)
Net cash inflow from financing activities	**328**	76	115
Net increase in cash and cash equivalents	**126**	33	340
Cash and cash equivalents at beginning of period	**779**	439	439
Cash and cash equivalents at end of period	**905**	472	779

Statement of changes in equity

	Share capital and premium Rm	currency translation reserve Rm	Revaluation surplus Rm	Other Rm	Retained profit Rm	**Total Rm**
Half-year ended 31 December 2002						
Balance at 30 June 2002	**68**	**(42)**	**141**	**11**	**2 401**	**2 579**
Currency translation reserve	–	32	–	–	–	**32**
Revaluation of listed investments	–	–	40	–	–	**40**
Earnings	–	–	–	–	118	**118**
Share options excercised	7	–	–	–	–	**7**
Allocation to minority shareholders	–	(24)	–	–	14	**(10)**
Mark to market of currency derivative contracts	–	–	–	24	–	**24**
Other movements	–	–	–	2	(2)	**–**
Balance at 31 December 2002	**75**	**(34)**	**181**	**37**	**2 531**	**2 790**
Half-year ended 31 December 2001						
Balance at 30 June 2001	**62**	**6**	**638**	**35**	**3 267**	**4 008**
Earnings	–	–	–	–	(1 125)	**(1 125)**
Currency translation reserve	–	(24)	–	–	–	**(24)**
Revaluation and disposal of listed investments	–	–	(570)	–	–	**(570)**
Share options exercised	3	–	–	–	–	**3**
Transfer to reserves	–	–	3	(3)	–	**–**
Balance at 31 December 2001	**65**	**(18)**	**71**	**32**	**2 142**	**2 292**
Year ended 30 June 2002						
Balance at 30 June 2001	**62**	**6**	**638**	**35**	**3 267**	**4 008**
Earnings	–	–	–	–	(866)	**(866)**
Revaluation of listed investments	–	–	65	–	–	**65**
Disposal of listed investments	–	–	(562)	–	–	**(562)**
Foreign entity translations	–	(48)	–	–	–	**(48)**
Unrealised loss on currency derivative contracts	–	–	–	(26)	–	**(26)**
Share options excercised	6	–	–	–	–	**6**
Other	–	–	–	2	–	**2**
Balance at 30 June 2002	**68**	**(42)**	**141**	**11**	**2 401**	**2 579**

Notes to the financial statements
for the half-year ended 31 December 2002

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The financial information for the half-year ended 31 December 2002 has been prepared adopting the same accounting policies used in the most recent annual financial statements which are in accordance with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards.

These condensed financial statements are prepared in accordance with AC 127 – interim reporting, and are prepared on the historical cost basis as adjusted for financial instruments and investment properties. These are accounted for on the fair value or amortised cost basis.

	Unaudited Half-year ended 31 December		Audited Year ended 30 June
	2002 Rm	2001 Rm	2002 Rm
2. INVESTMENTS			
Listed			
Original cost	**31**	31	31
Revaluation surplus	**178**	68	138
Closing carrying amount	**209**	99	169
Unlisted – book value	**6**	5	7
Total carrying amount of investments	**215**	104	176
3. BORROWINGS			
Long-term borrowings are made up as follows:			
– Anglovaal Mining Limited	**454**	–	–
– Assmang Limited	**–**	4	1
– Avgold Limited	**502**	657	548
– Chambishi Metals plc	**411**	812	632
– Two Rivers Platinum (Proprietary) Limited	**–**	5	–
	1 367	1 478	1 181
Overdrafts and short-term borrowings are made up as follows:			
– Anglovaal Mining Limited	**301**	712	595
– Assmang Limited	**656**	424	577
– Anglovaal Air (Proprietary) Limited	**–**	12	–
– Avgold Limited	**120**	3	126
– Chambishi Metals plc	**225**	254	217
	1 302	1 405	1 515
Total borrowings	**2 669**	2 883	2 696

Borrowings are reflected net of amounts utilised by companies from Group cash resources.
No interest was capitalised for the half-year ended 31 December 2002 (2001: R53 million).
No interest was capitalised for the year ended 30 June 2002 (2001: R94 million).

Notes to the financial statements (continued)

for the half-year ended 31 December 2002

	Unaudited Half-year ended 31 December		Audited Year ended 30 June
	2002	2001	2002
	Rm	Rm	Rm
4. EXCEPTIONAL ITEMS			
Surplus on disposal of Iscor Limited investments	**–**	343	343
Surplus on disposal of other investments	**13**	123	197
Exchange gain – Chambishi Metals plc	–	400	400
Impairment of assets	–	(2 019)	(2 019)
Provision for guarantees	–	(4)	(5)
Exceptional items as per income statement	**13**	(1 157)	(1 084)
Taxation	–	(55)	(52)
Minority interest	–	56	66
Net exceptional items	**13**	(1 156)	(1 070)

5. HEADLINE EARNINGS			
Earnings per income statement	**118**	(1 125)	(866)
Impairment of assets	–	1 619	1 619
Provisions for guarantees	–	4	5
Surplus on disposal of investments	**(13)**	(466)	(540)
	105	32	218
Taxation	–	55	52
Minority interest	–	(56)	(66)
Headline earnings as per income statement	**105**	31	204

6. COMMITMENTS AND CONTINGENT LIABILITIES			
Commitments in respect of capital expenditure:			
Approved by directors			
– contracted for	**511**	523	229
– not contracted for	**371**	512	588
Total commitments	**882**	1 035	817
Contingent liabilities			
– Back-to-back guarantees	**180**	180	180
Total commitments and contingent liabilities	**1 062**	1 215	997

Notes to the financial statements (continued)
for the half-year ended 31 December 2002

The Company has a contingent liability for tax relating to the Anglovaal Limited loan stock redemption premium that the South African Revenue Service disallowed in 1998. The potential liability for tax is R107 million at a tax rate of 30 per cent plus interest. The matter is currently under appeal. A back-to-back guarantee to Assore Limited (Assore) is in respect of guarantees issued to bankers by Assore to secure a short-term export finance agreement facility of R180 million (2001: R180 million). Short-term export finance loans negotiated in terms of the above facility in the ordinary course of business at 31 December 2002 were R9 million (2001: R105 million)

Anglovaal Mining Limited has provided an irrevocable and unconditional guarantee to Copperbelt Energy Corporation plc (CEC) and The Development Bank of Southern Africa Limited (DBSA) for the due and punctual payment by Chambishi Metals plc (Chambishi) of the capital charge component of the power supply assets installed and owned by CEC for which financing was obtained by CEC from DBSA. The total outstanding capital charge obligation at 31 December 2002 amounted to US$10,8 million (2001: US$11,5 million) and will reduce over 10 years ending June 2012 as capital charge payments are made by Chambishi.

A contingent liability exists, arising from an agreement with LTA Process Engineering whereunder Avgold Limited is liable for the erection costs of a tailing dam, should a dump reclamation project at the latter's ETC mining complex be cancelled.

	Precious metals Rm	Cobalt/ copper Rm	Ferrous metals Rm	Nickel Rm	Corporate and other Rm	Total Rm
7. SEGMENTAL INFORMATION						
Primary segmental information						
Half-year ended 31 December 2002						
Revenue						
External revenue	502	287	1 351	200	–	2 340
Cost of sales	(439)	(291)	(993)	(105)	–	(1 828)
Other operating income	53	31	13	6	131	234
Other operating expenses	(11)	(70)	(112)	(23)	(138)	(354)
Reallocated corporate expenditure	–	1	20	1	(22)	–
Segment result	105	(42)	279	79	(29)	392
Income from investments	6	–	1	1	39	47
Finance cost	(29)	(29)	(42)	–	(13)	(113)
Exceptional items	–	–	–	–	13	13
Taxation	–	–	(80)	(23)	(25)	(128)
Minority interest	(35)	10	(68)	–	–	(93)
Contribution to earnings	47	(61)	90	57	(15)	118
Contribution to headline earnings	47	(61)	90	57	(28)	105

Notes to the financial statements (continued)

for the half-year ended 31 December 2002
Segmental information (continued)

	Precious metals Rm	Cobalt/ copper Rm	Ferrous metals Rm	Nickel Rm	Corporate and other Rm	Total Rm
Other information						
Consolidated total operating assets	3 028	1 150	3 318	266	901	8 663
Intangibles and mineral rights	141	–	179	–	7	327
Consolidated total assets	3 169	1 150	3 497	266	908	8 990
Consolidated total liabilities	823	885	1 258	68	1 033	4 067
Capital expenditure	74	25	140	17	1	257
Depreciation	92	20	68	8	2	190
Half-year ended 31 December 2001						
Revenue						
External revenue	128	232	1 162	141	–	1 663
Cost of sales	(109)	(233)	(850)	(79)	–	(1 271)
Other operating income	–	–	26	28	99	153
Other operating expenses	(7)	(52)	(106)	(10)	(147)	(322)
Reallocated corporate expenditure	–	(10)	23	3	(16)	–
Segment result	12	(63)	255	83	(64)	223
Income from investments	–	–	1	1	25	27
Finance cost	–	(19)	(43)	–	(12)	(74)
Exceptional items						
– Chambishi Metals plc	–	(1 619)	–	–	–	(1 619)
– Other	–	–	–	–	462	462
Taxation	–	1	(68)	(27)	(40)	(134)
Minority interest	(6)	56	(60)	–	–	(10)
Contribution to earnings	6	(1 644)	85	57	371	(1 125)
Contribution to headline earnings	6	(82)	85	57	(35)	31
Other information						
Consolidated total operating assets	2 992	1 226	2 652	243	890	8 003
Intangibles and mineral rights	141	–	184	–	4	329
Consolidated total assets	3 133	1 226	2 836	243	894	8 332
Consolidated total liabilities	937	1 236	1 000	68	945	4 186
Capital expenditure	369	274	186	14	–	843
Depreciation	14	34	51	7	2	108

US$ REPORTING

For the benefit of international investors, the group's balance sheet, income statement, the cash flow statement and statement of changes in equity, presented in South African rand and set out on pages 7 to 10, have been translated into United States dollars and are presented on pages 15 to 18. The balance sheet is translated at the rate of exchange ruling at at the close of business on the last day of the periods and the income statement and cash flow statement are translated at the average exchange rates for the periods reported. These schedules do not form part of the financial statements.

	Half-year ended 31 December		Year ended 30 June
Exchange rates used:	**2002**	2001	2002
	R/US$	R/US$	R/US$
Balance sheets	**R8,65**	R11,50	R10,25
Income and cash flow statements	**R10,10**	R9,29	R10,15

US$ GROUP BALANCE SHEET

	US$m	US$m	US$m
ASSETS			
Non-current assets			
Tangible assets	**651**	480	555
Intangible assets	**–**	–	1
Deferred tax assets	**4**	3	4
Environmental rehabilitation trust funds	**8**	5	6
Investments	**25**	9	17
	688	497	583
Current assets			
Inventories	**133**	75	95
Trade and other receivables	**114**	110	103
Deposits and cash	**105**	41	76
	352	226	274
Total assets	**1 040**	723	857
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital	**1**	1	1
Share premium	**8**	5	6
Non-distributable reserves	**21**	7	10
Distributable reserves	**293**	186	235
Shareholders' interest in capital and reserves	**323**	199	252
Minority interest	**247**	161	196
Total shareholders' interest	**579**	360	448
Non-current liabilities			
Long-term borrowings – interest bearing	**158**	129	115
Deferred tax liabilities	**61**	32	48
Long-term provisions	**25**	18	21
	244	179	184
Current liabilities			
Trade and other payables	**60**	51	62
Provisions	**7**	5	6
Taxation	**8**	6	4
Derivative instruments	**–**	–	5
Overdrafts and short-term borrowings	**151**	122	148
	226	184	225
Total equity and liabilities	**1 040**	723	857

US$ GROUP INCOME STATEMENT

		Half-year ended 31 December		Year ended 30 June
		2002	2001	2002
		US$m	US$m	US$m
Revenue		**232**	179	399
Cost of sales		**181**	137	294
Gross profit		**51**	42	105
Other operating income		**23**	16	21
Other operating expenses		**35**	35	47
Profit from operations		**39**	23	79
Interest received		**5**	3	5
Finance costs		**11**	8	16
Profit before taxation and exceptional items		**33**	18	68
Exceptional items		**1**	(125)	(107)
Profit/(loss) before taxation		**34**	(107)	(39)
Taxation		**13**	14	31
Profit/(loss) after taxation		**21**	(121)	(70)
Minority interest		**9**	1	16
Earnings		**12**	(122)	(86)
Headline earnings		**11**	4	20
	US$			
Basic earnings per share	(cents)	**11**	(110)	(77)
Headline earnings per share	(cents)	**10**	4	18
Fully diluted earnings per share	(cents)	**11**	(109)	(76)
Fully diluted headline earnings per share	(cents)	**10**	4	18
Number of shares in issue at end of period	(thousands)	**112 225**	111 159	111 444
Weighted average number of shares in issue	(thousands)	**111 783**	110 661	110 977
Weighted average number of shares used in calculating fully diluted earnings per share	(thousands)	**111 783**	110 661	110 977

US$ GROUP CASH FLOW STATEMENT

	Unaudited Half-year ended 31 December 2002 US$m	Unaudited Half-year ended 31 December 2001 US$m	Audited Year ended 30 June 2002 US$m
CASH FLOW FROM OPERATING ACTIVITIES			
Cash receipts from customers	**238**	178	377
Cash paid to suppliers and employees	**217**	160	318
Cash generated from operations	**21**	18	59
Translation adjustment	**16**	(59)	(11)
Interest received	**5**	3	5
Dividends paid to minorities	**(1)**	(1)	(2)
Taxation paid	**(8)**	(12)	(19)
Net cash inflow/(outflow) from operating activities	22	(59)	16
CASH FLOW FROM INVESTING ACTIVITIES			
Additions to fixed assets to maintain operations	**(20)**	(16	(12)
Additions to fixed assets to expand operations	**(6)**	(64)	(108)
Proceeds on disposal of investments	**1**	117	100
Proceeds on dilution of interest in investments in subsidiaries	**–**	–	14
Net cash outflow from investing activities	(25)	37	(6)
CASH FLOW FROM FINANCING ACTIVITIES			
Funding received from shareholders	**1**	–	1
Funding received from minority shareholders	**–**	27	26
Long-term borrowings raised	**34**	34	31
Long-term borrowings repaid	**(6)**	–	(15)
Increase/(decrease) in short-term borrowings	**3**	(52)	(31)
Net cash inflow from financing activities	32	9	12
Net increase/(decrease) in cash and cash equivalents	29	(13)	22
Cash and cash equivalents at beginning of period	76	54	54
Cash and cash equivalents at end of period	105	41	76

US$ Statement of changes in equity

	Share capital and premium US$m	Currency translation reserve US$m	Revaluation surplus US$m	Other US$m	Retained earnings US$m	Total US$m
Half-year ended 31 December 2002						
Balance at 30 June 2002	7	(4)	14	–	235	252
Currency translation reserve	1	6	2	–	44	53
Revaluation of listed investments	–	–	5	–	–	5
Earnings	–	–	–	–	12	12
Share options exercised	1	–	–	–	–	1
Allocated from minority shareholders	–	(3)	–	1	2	–
Balance at 31 December 2002	9	(1)	21	1	293	323
Half-year ended 31 December 2001						
Balance at 30 June 2001	8	1	80	3	405	497
Foreign currency translation reserve	(2)	–	(25)	–	(97)	(124)
Earnings	–	–	–	–	(122)	(122)
Revaluation and disposal of listed investments	–	–	(52)	–	–	(52)
Balance at 31 December 2001	6	1	3	3	186	199
Year ended 30 June 2002						
Balance at 30 June 2001	8	1	80	3	405	497
Currency translation reserve	(1)	–	(18)	–	(85)	(104)
Earnings	–	–	–	–	(85)	(85)
Revaluation of listed investments	–	–	6	–	–	6
Disposal of listed investments	–	–	(54)	–	–	(54)
Unrealised loss on currency derivative contracts	–	–	–	(3)	–	(5)
Other	–	(5)	–	–	–	(5)
Balance at 30 June 2002	**7**	**(4)**	**14**	**–**	**235**	**252**

Directors and Administration

Directors:

Executive

RP Menell (Chairman)
DN Murray (Chief executive officer)

Non-executive

DD Barber
PM Baum
BE Davison
B Frank
DE Jowell
KW Maxwell
JR McAlpine
BM Menell
Dr MZ Nkosi
WA Nairn (Alternated to BE Davison)

Group company secretary:

RH Phillips

Share codes:

JSE Securities Exchange
South Africa: AIN ISIN000017141
London Stock Exchange: AGM

Registered office:

Anglovaal Mining Limited
56 Main Street
Johannesburg 2001
South Africa

Transfer secretaries:

Computershare Investor Services Limited
70 Marshall Street
Johannesburg, 2001
South Africa

Transfer secretaries' postal address:

PO Box 1053
Johannesburg, 2000
South Africa
Telephone (+27 11) 370-5000
Telefax (+27 11) 370-5271/2

London secretaries:

St James's Corporate Services Limited
6 St James's Place
London SW1A1NP
United Kingdom
Telephone (020) 7499-3916
Telefax (020) 7491-1989

United Kingdom share registrars:

Capita Registrars
Balfour House
390/398 High Road
Ilford, Essex IGI 1NQ
United Kingdom

For further information, please contact:
Ebrahim Takolia on (+27 11) 634-0333 or e-mail ebrahimt@avmin.co.za

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ANGLOVAAL MINING

AVMIN

www.avmin.co.za